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March 27, 2012

VIA EDGAR [CORRESPONDENCE FILING]

Mr. Kevin C. Rupert
Accountant
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	Firsthand Technology Value Fund, Inc.
Registration Statement on Form N-2 (File Nos. 333-179606 and 814-00830)
Pre-Effective Amendment No. 1

Dear Mr. Rupert:

Firsthand Technology Value Fund, Inc. (the “Fund”), is separately filing via EDGAR, pursuant to the Securities Act of 1933, as amended (the “Securities Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”), Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the Fund’s Registration Statement on Form N-2 filed with the U.S. Securities and Exchange Commission (the “Commission”) on February 21, 2012 (the “Initial Registration Statement”).   The Initial Registration Statement, as amended by Amendment No. 1 and all future amendments, is referred to herein as the “Registration Statement.”

Amendment No. 1 is also being filed in response to comments received by the staff of the Commission (the “Staff”) by letter dated March 12, 2012 with respect to the Initial Registration Statement (the “Comment Letter”).  We have consulted with the Fund and its management and have provided these responses accordingly.  The numbered paragraphs below correspond to the headings and numbers set forth in the Comment Letter. The text of the Staff’s comments is copied below in italics for your reference.  Page references in the text of this response letter correspond to the page numbers in Amendment No. 1.

1.         We note that material portions of the filing are incomplete and that most exhibits and the financial statements are omitted.  We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response:  The Fund respectfully acknowledges the Staff’s comment.

2.         The Company filed a Form 8-K on March 5, 2012 that states its “top five holdings at the end of February 2012 included Facebook, Intevac, SoloPower, Silicon Genesis, and Yelp....  As of December 31, 2011, total net assets of the fund were approximately $84 million.”  This selective disclosure does not provide the cash position of the Company (which the previous Form 10-Q reports as 84% of Company assets) or provide an investor any indication as to what percentage of Company assets its top five holdings represent.  We are concerned that shareholders might be confused as to the percentage of Company assets that are represented by the top five holdings relative to the Company’s total assets.  Please ensure equally prominent and appropriate clarification is made in the public record before this offering proceeds.

Response: Comment accepted. The Fund provides monthly disclosure of its top five holdings within a week after each month end. The next scheduled disclosure is for the month ended March 31, 2012, to be made during the first week of April. As the Staff noted, the current disclosure, which, in addition to disclosing the top five holdings, says: “As of December 31, 2011, total net assets of the fund were approximately $84 million.” The Fund will, starting with the March 31, 2012 information, include additional disclosures so that such a sentence will, in addition to disclosing the top five holdings, say: “As of March 31, 2012, total net assets of the fund were approximately $xx million. The top five holdings of the fund constituted approximately xx% of the fund’s total assets (for existing holdings calculated based on most current quarterly fair value; for new holdings calculated based on acquisition cost).

Cover Page

3.         Please revise the cover page of the Prospectus to discuss the recent material increase in the market price of the Company’s stock.  We note that on January 26, 2012 the market price was $15.65, and on February 3 the market price had spiked to $27.60.  Thus, the six-business day price appreciation for the Company’s stock was 76%.  The Company filed a Form 8-K on January 23 that stated “[o]n January 23, 2012, Firsthand Technology Value Fund, Inc. issued a press release announcing that Facebook and Yelp are among the fund’s top five holdings.”  We note that Facebook, Inc. (“Facebook”) filed a Form S-1 on February 1.  Thus, there seems to be some degree of correlation between the Facebook S-1 filing, the increase in the market price of the Company’s shares, and the Company’s public statements regarding its purchase of Facebook shares. 1

It is unclear whether the Company’s shares are now trading at a premium, whether the recent market appreciation has simply narrowed a large discount, or whether it was some combination of these two factors that resulted in the recent 76% appreciation.  The prospectus should disclose the potential detrimental impact on the market price of the Company’s stock, if any, that could occur because of extensive public availability of Facebook shares after its initial public offering.  Please disclose that any premium could be reduced or eliminated in the event that one or more of the Company’s portfolio companies become publicly traded.  Please include similar, but more detailed, discussions of the risks associated with the premium to NAV per share in both the “Summary” and “Risk Factors” sections of the Prospectus.  See e.g., GSV Capital Corp., File No. 333- 178932, filed February 13, 2012.

Response: Comment accepted.  The Fund has revised the prospectus to include the additional disclosure requested by the Staff and to incorporate appropriate risk disclosures similar to those contained in GSV Capital Corp.’s February 13, 2012 filing, as noted by the Staff.

4.         The second paragraph of the “Use of Proceeds” section discusses holding a reasonable level of cash to support investments.  Please revise the disclosure to define a reasonable level of cash and explain the need “to support existing investment(s)”.

Response: Comment accepted. The Fund has revised the “Use of Proceeds” section to define a reasonable level of cash and to explain the need “to support existing investment(s).”

5.         Revise the last paragraph with respect to the accuracy of information contained in the prospectus.  The Fund should undertake to update forward- looking statements and the prospectus for any material changes therein during the offering period.  This comment also applies to the disclosure in the paragraph immediately preceding the Table of Contents.

Response: Comment accepted. The Fund has revised its disclosure to state it will update prospectus information to include any material updates as noted in the revised disclosure.

6.         Please ensure that the substance of last sentence of the last paragraph on this page is included wherever the Company discusses forward-looking statements (e.g., the financial statements and press releases).

Response: Comment accepted.  Disclosure has been revised accordingly.

7.         If the Company will invest in debt securities, add appropriate disclosure regarding the credit quality of these investments (e.g., below investment grade or junk).

Response: Comment accepted.  Disclosure has been added to address the Fund’s possible investments in below investment grade debt securiteis.

8.         In addition, we note that the Company discloses on page 12 of the prospectus that it generally may not sell its shares at a price below its net asset value per share (“NAV”) absent a shareholder vote.  We expect that an offering for the Company’s shares of any significant amount will likely have to be consummated at an offering price less than the prevailing market price.  In the registration statement please provide the findings of the Board of Directors (“Board”) as to how this offering is in the best interest of existing shareholders.  Please expand this discussion to describe an internal control structure sufficient to ensure that no sale of Company shares in this offering will occur at a price below NAV.

Response: Comment accepted.  Disclosure has been added to address this matter.

9.         Please explain to the staff the meaning of the last sentence of the fifth full paragraph regarding the experience of overseeing illiquid securities.  The staff believes that the experience of overseeing illiquid securities and pricing methods by open-end directors would be of little assistance to a BDC.

Response: We respectfully disagree with the staff’s view that experience gained in pricing illiquid securities by an open-end fund director is of little assistance to a BDC. Both open-end and close-end funds are subject to similar SEC accounting guidelines regarding the pricing of restricted securities. For example, Accounting Series Release 113: Statement Regarding Restricted Securities (October 21, 1969) and Accounting Series Release 118: Accounting for Investment Securities by Registered Investment Companies (December 23, 1970) are applicable to both an open-end fund as well as a BDC.  A majority of the current Board has experience with the pricing and valuation issues faced by open-end funds that hold illiquid securities, including oversight of the valuation and compliance processes for those securities.  Importantly, the initial illiquid investments held by the Fund were previously held by an open-end fund for which many of the same board members served on the board of trustees and were responsible for the pricing and valuation of such securities.  Let us provide an example to illustrate. Currently the Fund holds common stock of Yelp, Inc. (which went public in March, 2012). The Company purchased the securities while Yelp was a private company. When pricing the Yelp shares for March 30, 2012 (the last business day of Q1, 2012), management of the Fund believes the correct way is to price the Fund’s restricted Yelp shares at a discount to the Yelp closing price on the exchange, given the restricted nature of the Yelp securities held by the Fund. This is one of the accounting principles set forth in the Accounting Series Releases referenced above. The open-end funds’ board has applied this principle many times in situations where an open-end fund holds a restricted security that has a similar unrestricted security actively trading on an exchange.

10.       Please revise the first full paragraph on this page.  While not immediately paid, incentive fees should be accrued during the periods when the unrealized appreciation is recorded.  Thus, these incentive fee accruals will be matched with the corresponding unrealized appreciation so that later investors do not bear the expense without also having benefited from the unrealized depreciation.

Response: Comment accepted.  Disclosure has been revised accordingly

11.       May the action or inaction of the U.S. Government influence the alternative energy markets, thereby changing the prospects for the Company’s alternative energy investments (e.g., solar)? If so, please add appropriate disclosure.

Response: Comment accepted. The Fund has added additional risk disclosures to point out that the value of the Fund’s investments in the solar industry could be affected by a change in U.S. or foreign governments’ policies regarding incentives such as subsidies and renewable energy mandates.

12.       The Company proposes to invest in portfolio companies making their initial public offerings (“IPOs”).  Please explain these IPO investments in the prospectus in the context of the limits of Sections 2(a)(46) and 55(a) of the 1940 Act.  This comment also applies to the foreign securities disclosure on page 18 of the prospectus.

Response: Comment accepted. Investments that do not constitute eligible portfolio companies would not be included in the 70 percent requirement under Section 55(a).  Please note, however, that investments in a private security (or, pre-IPO company) that becomes public will continue to qualify as an eligible portfolio company. Further investments in that public company would depend on its continued qualification as an eligible portfolio company.  More specific discussion on this point was added with respect to the Fund’s investment in shares of Facebook.

13.       The market price of the Company’s shares (at both a discount and a premium) will be affected by the supply and demand of the Company’s portfolio company shares.  Please expand the disclosure to explain all risks to the Company’s shareholders associated with the widespread availability of portfolio company shares before and after IPOs, including management’s intentions in this regard.  We also note that the Company should discuss whether IPOs may force the Company to sell certain assets.

Response: Comment accepted. The Fund has revised its disclosure accordingly.

14.       In the second bold caption on this page, insert “will likely” for the word “may”.  Revise the disclosure in the next paragraph to include the current offering too.  In addition, if the distribution/underwriting agreements result in an offering price less than the prevailing market price due to the large number of shares being placed into the market, the disclosure will need to be revised accordingly.

Response: Comment accepted. Disclosure has been revised as requested.

15.       Please ensure that the registration statement includes the analysis of the Board of Directors as to its basis for the last sentence of the previous comment.

Response: Comment accepted. Disclosure has been revised to reflect the Board’s considerations in this regard.

16.       The Company’s most recent 10-Q (for the period ended September 30, 2011) disclosed a cash position of approximately $73 million and portfolio securities of $12 million.  Since the Company has apparently been unable to invest much of its assets in portfolio securities, expand the prospectus disclosure to address this and to explain why the Company believes now is an appropriate time to issue more shares.  Include appropriate updates to the disclosure regarding the portfolio companies.

Response: Comment accepted. The Fund has revised its disclosure accordingly

17.       The prospectus discusses put options, but does not adequately specify the extent the Company may sell or write, or simply purchase them.  Please revise the disclosure to make this clear and explain how these investments are consistent with the Company’s investment objectives and operations as a BDC.  We note that page 18 states that the Company may sell options on securities and indices, while the investment objective of the Company is to seek long-term growth of capital.

The put investments disclosed in the Company’s 10-Q are derivatives.  We note that the prospectus does not appear to have adequate derivatives disclosure.  The Division of Investment Management has recently made a number of observations about derivative related disclosure by investment companies in a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 20103 Please review the observations set forth in that letter and revise your disclosure of use and risks of derivatives consistent with the statutory provisions of the 1940 Act applicable to BDCs.

Response: Comment accepted. Disclosure about the Fund’s use of options has been enhanced in a manner intended to address the Staff’s disclosure guidance

18.       The most recent 10-Q discloses a consulting fee payable of $92,000.  Please explain to the staff what this fee is for, whether there are Section 15 implications, and what entity or individual provided the service to the Company.

Response: Comment accepted. The $92,000 was paid to an unaffiliated third party valuation firm Houlihan Lokey. Houlihan Lokey provides quarterly valuation analysis to the board of directors regarding a number of the Fund’s private investments. There is no Section 15 implications because no investment advice is involved and Houlihan Lokey is not affiliated with either the Fund or its investment adviser or administrator.

19.       The last column of the tabular information regarding other directorships for both directors and executive officers should be referenced as during the last 5 years.

Response: Comment accepted. The Fund has clarified that the tabular information for other directorships covers the last five years.

20.       The disclosure on this page regarding the classified Board of Directors and the expiration of the classified terms is not the same as the disclosure on page 52 of the Company’s 497 filing made on January 26, 2011 (333- 168195).  The Company included Exhibit 2(a)(2) with the current registrations statement (“2012 Filing”), which is captioned as “Certificate of Correction”.  We note that Exhibit 2(a)(2) in the registration statement filed on September 24, 2010 (“2010 Filing”) titled “Articles of Amendment and Restatement,” appears to contain the original language of Section 4.1 of Article IV of the Articles of Incorporation.  We note the 2010 Filing also provided in Section 6.2(a)(iii) of Article 6 that a shareholder vote was needed for “any amendment to, or inconsistent with the provisions of, Article II, Section 4.1, Section 4.2, Section 4.8 or this Article VI (emphasis added).”

Thus, it appears the 2012 Filing is a substantive change from the 2010 Filing because the two Class III director terms that initially expired in 2013 now expire in 2014.  We note that Class III has the only interested director and that it is also the only Class with two directors.  The staff is unable to locate any proxy materials filed on EDGAR to approve a change to Section 4.1 of Article IV of the Articles of Incorporation even though the revision appears to be an amendment and it is inconsistent with the original language.  Please explain if a shareholder vote was held.  If not, why not? Please include an appropriate legal analysis.

Response: Comment accepted. The completion of a reorganization was necessary before the Fund could commence investment operations.  That reorganization with the predecessor open-end fund was substantially delayed beyond 2010 when the Fund’s initial articles were filed in Maryland and the directors’ terms were first described.  The Fund did not commence operations until April 2011, when the typical nomination and proxy preparation process would otherwise have been well underway had the Fund commenced operations in the prior year.  The initial directors and Board intended that the initial classified terms of the directors would commence when the Fund commenced operations, per customary practice in connection with the launch of a new closed-end fund.  The Certificate of Correction was filed to implement that original intent, as reflected in the minutes from the organizational Board meeting.  That corrective filing, without shareholder approval, also was consistent with Maryland law, and was based on the advice of the Fund’s Maryland legal counsel, who was consulted before the Certificate of Correction was filed.  The unfortunate and lengthy delay in the completion of the Fund’s organizational and operational activities, largely as a result of an extended shareholder solicitation period, produced this apparent initial inconsistency.   The disclosure about the directors’ terms was not updated promptly after the substantial delay in commencing operations made it apparent that no annual stockholder meeting could be held right after the commencement of operations.  The Fund believes that this matter was resolved in a manner consistent with Maryland law and the intent of the full Board as well as the independent directors and that no further actions are required.

21.       Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

Response:  The Fund does not expect to submit an exemptive application or no-action request in connection with the Registration Statement.

The Fund respectfully requests the Staff’s assistance in completing review of Amendment No. 1 as soon as possible.  Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding Amendment No. 1 or this response letter to the undersigned at (415) 856-7007.

Very truly yours,

/s/ David A. Hearth
David A. Hearth
of PAUL HASTINGS LLP

cc:	Kevin M. Landis (w/ enclosures)
Kelvin K. Leung, Esq. (w/ enclosures)
James M. Herriott, Esq. (w/ enclosures)